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                           April 8, 2022

       Ted Moore
       Senior Vice President, General Counsel
       Nine Energy Service, Inc.
       2001 Kirby Drive, Suite 200
       Houston, Texas 77019

                                                        Re: Nine Energy
Service, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 5, 2022
                                                            File No. 333-264138

       Dear Mr. Moore:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Lanchi Huynh